Mail Stop 3561

January 11, 2008

Thomas J. Frank, Sr.
Chairman of the Board and Chief Executive Officer
Conn's, Inc.
3295 College Street
Beaumont, TX 77701

> **Re: Conn's, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2007**
> **Filed March 29, 2007**
> **File No. 000-50421**

Dear Mr. Frank:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director